

<u>Mail Stop 4720</u>

November 9, 2016

<u>Via E-mail</u>
Andrew C. Sagliocca
President and Chief Executive Officer
Esquire Financial Holdings, Inc.
320 Old Country Road, Suite 101
Garden City, NY 11530

> **Re: Esquire Financial Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 13, 2016**
> **CIK No. 0001531031**

Dear Mr. Sagliocca:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Summary

Our Company, page 1

2. In order to provide investors with a more balanced picture of your growth history and challenges, expand your discussion of your results over the last 6 month period to also capture the results over the full fiscal years included in the financial statements. Similarly, please discuss the challenges, including credit exposure, from a growing and unseasoned loan portfolio.

Our Business Strategy, page 2

3. Please tell us whether Esquire commissioned the Towers Watson report cited in this section. Also, balance your discussion of the growth in tort costs compared to GDP growth by also disclosing that over the last 5 years covered by the report, tort costs had lagged GDP growth. Finally, please revise this section to clarify whether management has conducted any research to determine if the value of tort actions in 2010 remains indicative of the size of the tort actions in 2016.

Our Competitive Strengths, page 3

4. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, and without limitation, please balance your discussion of your asset quality with a discussion of the added risks of targeting small and medium sized businesses as loan clients. In this regard, we note your disclosure in the first three risk factors on page 11, which disclose that increasing commercial loans may increase credit risk and the commercial, multifamily real estate and attorney loans that comprise a substantial percentage of your loan portfolio have a higher degree of risk than other loan types. As another example, please balance your discussion with a discussion of the risks your business faces from business concentration in New York, as you discuss in the second risk factor on page 15.

Risk Factors

Because we intend…increase our commercial loans, our credit risk will increase, page 11

5. Revise this risk factor to discuss, in detail, the specific credit risk challenges associated with your loans to attorneys as well as to law firm clients.

Our loan portfolio is unseasoned, page 14

6. Revise this risk factor to disclose the average age of the loans in each major lending category.

As a community banking institution, we have lower lending limits…, page 17

7. Revise this risk factor to disclose your current lending limit, and indicate the aggregate number of loans that are at or within 10% of your current limit.

Our management will have broad discretion as to the use of proceeds…, page 24

8. Revise this risk factor to disclose your current return on equity, your current equity position as well as your expected equity position after the offering.

Use of Proceeds, page 29

9. We note your disclosure on page 23 that your return on equity may decline as a result of the proceeds from the offering. We also note that you already have a significant amount of capital. Please revise this section to explain all the specific reasons that you chose to make an offering at this time. For instance, how much will your lending limit increase as a result of your increased capital? Please refer to Item 504 of Regulation S-K.

10. We note that you anticipate using net proceeds to explore acquisition opportunities. Please also give a brief description of any acquisition strategy, including the types of opportunities you intend to explore, or clarify that management has not yet determined the types of businesses that you might target. Consider revisions to your management's discussion and analysis based on your response.

Business

Merchant Services Activities, page 66

11. Revise this section to explain, in more detail, your merchant servicing operations. For instance, how much in revenue do you generate from your $300 million in payment volume. Also, since you note that the independent servicing organization model represents a lower risk profile due to merchant reserves, please discuss how you determine the size of the merchant reserves, as well as the risks associated with the direct merchant model. Also, please disclose the payment processing system that you access for your clients, and your contractual arrangements with that network.

Credit Risk Management, page 70

12. Revise your discussion regarding settlement loans to discuss your underwriting procedure to determine the value of a settlement and the potential time until the settlement is paid. Also, please discuss your monitoring process to determine when a settlement has been paid and any protections you have to ensure that a settlement is not renegotiated after you have made the loan.

Competitors, page 73

13. Revise this section, as well as your discussion regarding competition in the risk factors, to discuss whether you face competition with other banks or other lenders to fund lawyers or to provide financing for legal clients awaiting settlement payments.

Management

The Business Background of Our Directors and Executive Officers, page 84

14. In order for investors to evaluate the management of a public company, Item 401(e) of Regulation S-K requires that you disclose the business experience of your officers and directors. Please revise your disclosure to state the date each director and executive officer began their current occupation or otherwise expand to include specific business experience for the past five years. For instance, how long has Mr. Kornhaber been director of sales for Esquire? Similarly, please clarify whether Mr. Deutsch has managed his family office, or if Mr. Herman managed his law firm for the five year period.

Description of Capital Stock, page 99

15. We note your disclosure in the introductory paragraph that the description appearing in this section "does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Maryland General Corporation Code…." Remove this language and revise your disclosure to provide a complete description of the material rights of your capital stock.

You may contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: John J. Gorman, Esq. (Via E-mail)